July 7, 2009

By U.S. Mail and Facsimile (303) 592-1510

Edward Giedgowd, Esq.
Chief Compliance Officer and General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: Prosper Marketplace, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-147019

Dear Mr. Giedgowd:

        We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on this Filing

1.   In your response to prior comment 8, you indicate that you removed from your loan performance statistics regarding loans that have been repurchased by Prosper, usually due to identity theft. Revise your disclosure so that all loans originated, and all loans that went delinquent, or required Prosper to repurchase the loans are disclosed. The investor must be able to understand the frequency of delinquency, defaults and identity theft of your prior loan operations.

2.   In order for an investor to be able to understand the impact of delinquencies and defaults on your loan portfolio, please provide a tabular presentation of the loan performance for loans both as a function of seasoning and as a function of their Prosper rating.

Prosper Score, page 43

3.   Revise this section to disclose the expected risk of default as a result of your regression analysis for each corresponding Prosper Score.

4.   Revise this section to discuss the actual performance of the loans included in your 2 samples (loans originated between April and June 2007 and July through September 2007). Also, please revise your disclosure to discuss how those actual results correspond with the ratings assigned using the prosper score. Revise this section to indicate whether the Prosper Score analysis changes for the two groups if performance is measured through the end of the second quarter of 2009.

Material U.S. Federal Income Tax Considerations, page 66

5.   Revise your disclosure to explain the impact of a determination by the IRS that the notes are contingent payment debt instruments. If counsel, in their opinion, determines that this treatment is unlikely, please explain any reason that counsel cannot provide an unqualified opinion.

Notes to the Consolidated Financial Statements

Note 1 – Operations and Business, pages F-7 and F-26

6.   We note you disclosure regarding the Company's decision to restructure its operations and cease sales in an effort to limit your contingent liability. Please revise to clarify here and in Note 13 (Commitments and Contingencies) that the restructuring and cessation of sales was the result of a cease and desist order issued by the SEC.

Note 13 - Commitments and Contingencies, pages F-21 and F-39

7.   In regards to your class action litigation, please revise to discuss (and quantify amounts where possible) the actions sought by the plaintiffs, for example, damages, rescission, treble damages, legal fees, etc.

Part II

Exhibit 8.1

8.   Please note that an opinion of counsel must opine directly on all material tax consequences to a transaction. See Section 601(b)(8) of Regulation S-K. The current opinion merely states that the tax disclosure in the prospectus constitutes "a fair and accurate summary" of the federal income tax consequences. Please obtain a revised opinion stating that the disclosure is the opinion of counsel. Alternatively, tell the staff why the tax consequences to this transaction are not material.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Whitney A. Holmes, Esq.
        Brian D. Lewandowski, Esq.
        Morrison & Foerster LLP
        370 17th Street, Suite 5200
        Denver, Colorado 80202